UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2012

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number 1-12298

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGENCY CENTERS CORPORATION

One Independent Drive, Suite 114
Jacksonville, Florida 32202
(904) 598-7000

Report of Independent Registered Public Accounting Firm

The Employee Benefits and Retirement Investment Committee
Regency Centers 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Regency Centers 401(k) Profit Sharing Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Jacksonville, Florida
June 24, 2013
Certified Public Accountants

REGENCY CENTERS 401(k) PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets
Investments, at fair value:
Money market funds	$127,770	136,949
Common/collective trusts	9,735,324	9,056,349
Mutual funds	35,602,112	30,599,447
Self-directed accounts	910,290	495,095
Regency Centers Corporation common stock	5,858,228	5,039,064
Total investments	52,233,724	45,326,904

Receivables:
Notes receivable from participants	818,770	916,164
Employer contributions	1,154,653	1,065,828
Total receivables	1,973,423	1,981,992
Total assets	54,207,147	47,308,896
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(196,048)	(165,150)
Net assets available for benefits	$54,011,099	47,143,746

See accompanying notes to financial statements.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2012

Investment income:
Net appreciation in fair value of investments	$5,727,439
Interest and dividends	805,288
Total investment income	6,532,727

Interest on notes receivable from participants	36,553

Contributions:
Employer	2,574,082
Participants	2,685,340
Rollovers	383,867
Total contributions	5,643,289

Total additions	12,212,569

Deductions from net assets attributed to:
Benefits paid to participants	5,248,192
Administrative expenses	97,024
Total deductions	5,345,216

Net increase	6,867,353

Net assets available for benefits:
Beginning of year	47,143,746
End of year	$54,011,099
See accompanying notes to financial statements.

Regency Centers 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2012 and 2011

1.     Description of Plan

The following description of the Regency Centers 401(k) Profit Sharing Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a) General

The Plan is a 401(k) and profit sharing defined contribution retirement plan covering all employees of the Company, its subsidiaries and affiliates, who are at least 18 years of age and become eligible the first day of the quarter following the employee's date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b) Contributions

Each eligible employee is automatically enrolled in the Plan, at a contribution rate of 3%, and becomes a participant of the Plan, unless the employee elects to decline participation within 45 days of his or her eligibility date. Participants who are automatically enrolled but do not make investment elections have their contributions allocated to one of six Wells Fargo age-based default funds. During 2012, participants may contribute up to $17,000 of annual compensation, on a pre-tax or after-tax basis, as defined in the Plan. Participants who are or will attain age 50 before the end of the Plan year may elect to defer additional amounts up to $5,500 (“catch-up contributions”) to the Plan that year.

The Company matches participant contributions equal to 100% of salary deferrals up to a maximum matching amount of $5,000 during 2012. Participant and employer matching contributions are invested as directed by the participant. The Company may also elect to make a profit sharing contribution to the Plan in the form of cash. During 2012, the Company’s profit sharing contributions totaled $1,154,653, and were paid in March 2013.

A participant may transfer funds from other qualified plans to the Plan. These funds are set up in a separate participant account referred to as a “Participant’s Rollover Account.”

(c) Plan Administration

Under a trust agreement effective October 1, 1999, Wells Fargo Bank, N.A. (“Wells Fargo”) was appointed trustee for the Plan. Wells Fargo also serves as the recordkeeper and asset custodian. The Plan is administered through the Company’s Employee Benefits Committee, which is appointed by the Company’s board of directors.

(d) Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, and (b) plan earnings, and (c) a discretionary profit sharing contribution. Allocations of the Company’s profit sharing contributions are based on participant earnings, as defined in the Plan document. Allocations of Plan earnings for investments other than self-directed accounts are based on participants’ account balances. Self-directed accounts are credited with the earnings of the specific investment chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested accounts.

Regency Centers 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2012 and 2011

(e) Notes Receivable from Participants

Participants may borrow from the Plan using their vested account balance as security for the loan. Participant loans are repaid through payroll deductions. The minimum loan amount is $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of the participants’ vested account balance. Generally, the term of the loan may not exceed five years; however, if the loan is for the purchase of a primary residence, the Plan may allow for a longer repayment term. A participant may have only one loan outstanding at any time. The interest rate is fixed over the life of the loan and the interest paid by the participant is credited back to his or her account.

(f) Investment Options

Participants direct the investment of their participant deferrals, Company matching, and Company profit sharing contributions into various investment options offered by the Plan, including a self-directed account. The self-directed account is comprised of assets invested at the discretion of Plan participants within certain guidelines as defined by the Plan.

(g) Vesting

Participants’ contributions and the Company’s matching contributions to the Plan are vested immediately. The vesting schedule for the Company’s discretionary profit sharing contribution is cliff vesting based on years of service. A participant is 100% vested after three years of service. A year of service is defined as at least 1,000 hours of service during a Plan year. Participants immediately vest in all contributions upon reaching normal retirement age of 65 or early retirement age which is the later of the date of reaching the age of 55 or the date of completion of the third anniversary of Plan participation.

(h) Payment of Benefits

Upon termination of service due to death, disability or retirement, a participant (or beneficiary) may elect to receive cash in either a lump-sum distribution or installments equal to the value of the participant’s vested interest in his or her account. In addition, for all terminations of service, including those for the reasons mentioned above, a participant may receive a distribution in the form of the Company’s common stock (“distribution-in-kind”) equal to the value of the participant’s vested interest in his or her Regency common stock fund account. If a participant is entitled to a distribution of more than $200, then he or she may elect whether to receive the distribution or to roll over the distribution to another retirement plan such as an individual retirement account ("IRA"). If the vested interest in the Plan is greater than $1,000 but less than $5,000 and the participant does not elect to receive or roll over the distribution, then the distribution must be rolled over to an IRA. If the vested interest in the Plan is greater than $5,000, the participant must consent to the distribution before it will be made. In-service hardship distributions are permissible under the Plan and follow the Internal Revenue Service (“IRS”) issued regulations.

(i) Plan Expenses

Plan expenses are paid by the Plan sponsor. However, the Plan continues to pay and charge participant accounts for investment management fees, which are incurred to transact investments, and administrative fees to transact new participant loans.

(j) Forfeitures

Forfeitures are allocated in the subsequent year in which the forfeiture occurs to all participants eligible to receive a Company profit sharing contribution, as defined in the Plan document. The amount allocated to each participant is the product of the ratio of his or her compensation to total compensation, multiplied by total forfeitures. During 2012, amounts forfeited in prior years and earnings thereon totaling $19,219 were allocated to participants. At December 31, 2012 and 2011, unallocated forfeitures totaled $27,375 and $21,655, respectively.

Regency Centers 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2012 and 2011

2.     Summary of Significant Accounting Policies

(a) Basis of Accounting

The accrual basis of accounting has been used in preparing the accompanying financial statements.

(b) Valuation of Investments and Income Recognition

The Plan accounts for fully benefit-responsive investment contracts in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 962, Plan Accounting—Defined Contribution Pension Plan (“ASC 962”). One of the investment options offered by the Plan, the Wells Fargo Collective Stable Return Fund (N35) (the “Stable Return Fund”), is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit-responsive within the meaning of ASC 962. ASC 962 requires that the Plan report its investment in the Stable Return Fund at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, in the Statements of Net Assets Available for Benefits, the Stable Return Fund, along with the Plan’s other investments, is stated at fair value with a corresponding adjustment to reflect the investment in the Stable Return Fund at contract value.

Investments are carried at fair value which represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for discussion of fair value measurements. The net appreciation in fair value of investments includes the gain or loss on investments bought or sold during the year, as well as, the unrealized change in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

(c) Notes receivable from participants

Notes receivable from participants are recorded at amortized cost plus accrued interest.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to, and deductions from net assets during the reporting period. Actual results could differ from those estimates.

(e) Payment of Benefits

Benefits are recorded when paid.

(f) Risks and Uncertainties

The Plan invests in various investment securities. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments, including the Plan’s investment in the Company’s common stock in which it has a concentration, will occur in the future and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Regency Centers 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2012 and 2011

(g) Recently Adopted Accounting Pronouncements

On January 1, 2012, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update (“ASU”) No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure requirements in U.S. GAAP and IFRSs" ("ASU 2011-04"). ASU 2011-04 provides new guidance concerning fair value measurements and disclosure. The new guidance is the result of joint efforts by the FASB and the International Accounting Standards Board ("IASB") to develop a single, converged fair value framework on how to measure fair value and the necessary disclosures concerning fair value measurements. The guidance is applied prospectively. The adoption by the Company did not have any material effect on the Plan's financial statements.
3.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in all employer contributions and earnings thereon. Additionally, the Company may direct benefits to be distributed as soon as practicable or the Trust, created by the Plan, be continued and benefits be distributed as if the Plan had not been terminated.

4.    Income Tax Status

The sponsor of the prototype plan, on which this standardized plan is based, received a tax opinion letter from the IRS dated March 31, 2008, which indicates that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (“the Code”). Although the Plan has been amended since receiving the determination letter, in the opinion of the Plan administrator and its counsel, the Plan has operated in accordance with the Code and the Plan document and therefore remains qualified and tax exempt.

The Plan recognizes tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The Company believes that it has appropriate support for the income tax positions taken based on an assessment of many factors including past experience and interpretations of tax laws applied to the facts of each matter. The plan is subject to routine audits by taxing jurisdictions. There are currently no audits for any tax periods in progress and no plan years open for audit.

Regency Centers 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2012 and 2011

5.    Investments

As of December 31, 2012 and 2011, the following investments, at fair value, represent 5% or more of the Plan’s net assets:

		2012	2011
Wells Fargo Collective Stable Return Fund (N35)		$6,954,061	6,600,493
Regency Centers Corporation Common Stock		5,858,228	5,039,064
American Funds New Perspective (R4)		4,379,440	3,585,520
Wells Fargo Advantage Core Bond Fund (Admin)		3,653,667	3,364,283
Fidelity Balanced Fund		3,406,773	3,171,178
Wells Fargo Advantage Index (Admin)		3,389,355	3,093,281
Mainstay Large Cap Growth (I)		2,892,238	2,534,940
American Funds Europacific Growth (R4)		2,868,009	2,593,801
MFS Value (R3)	*	2,849,286	2,216,910
WF Collective S&P Midcap Index (N35)		2,781,263	2,455,856

* Although investment does not exceed 5% of Plan net assets for each year, it is included for comparative purposes as it exceeded that threshold for one of the years presented.

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common/collective trusts	$524,874
Mutual funds	4,055,676
Self-directed accounts	15,781
Regency Centers Corporation Common Stock	1,131,108
Net appreciation in fair value of investments	$5,727,439

6.    Investment in Common Collective Trusts

The Plan invests in common collective trust funds (“CCT Funds”) managed by Wells Fargo, which include the Stable Return Fund and the Wells Fargo Collective (BGI) S&P Midcap Index (N35) (the “S&P Midcap Index Fund”). The Stable Return Fund invests in guaranteed investment contracts and synthetic investment contracts. The S&P Midcap Index Fund invests in equities of the S&P Midcap Index with the objective of approximating, before fees and expense, the total return of the S&P 400 Midcap Index. The CCT Funds are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Additionally, the CCT Funds do not have finite lives, unfunded commitments, or restrictions on redemptions.

As described in Note 2, the Stable Return Fund, which is deemed to be fully benefit-responsive, is stated at fair value in the accompanying Statements of Net Assets Available for Benefits, with a corresponding adjustment to reflect contract value. The fair value of the Stable Return Fund as of December 31, 2012 and 2011 was $6,954,061 and $6,600,493, respectively. The contract value of the Stable Return Fund as of December 31, 2012 and 2011 was $6,758,013 and $6,435,343, respectively. During 2012 and 2011, the average yield of the Stable Return Fund was approximately 1.0% and 1.6%, respectively. This represents the annualized earnings of all investments in the Stable Return Fund, divided by the fair value of all investments in the Stable Return Fund. During 2012 and 2011, the crediting interest rate of the Stable Return Fund was approximately 2.0% and 2.3%, respectively. This represents the annualized earnings credited to participants in the Stable Return Fund, divided by the fair value of all investments in the Stable Return Fund.

Regency Centers 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2012 and 2011

The credit rating assigned to the issuers of each investment contract is currently at least an A- rating. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based upon a formula agreed upon with the issuer but will not be less than zero percent. Such crediting rates are reset on a quarterly basis.

Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the IRC, (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the Stable Return Fund or the administration of the Stable Return Fund that is not consented to by the issuer, (4) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Stable Return Fund’s cash flow, (5) any communication given to participants by the Plan’s sponsor or fiduciary or Wells Fargo that is designed to induce or influence participants to avoid investing in the Stable Return Fund or to transfer assets out of the Stable Return Fund, and (6) any transfer of assets from the Stable Return Fund directly to a competing investment option. The occurrence of any of these events which would limit the Plan’s ability to transact at contract value with participants is not probable.

7.    Parties-in-interest Transactions

Certain Plan investments are units or shares of mutual funds and common collective trust funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee for administrative and investment services amounted to $97,024 for the year ended December 31, 2012. The Plan also invests in the common stock of the Company (see Note 5) from which it received dividend income of $228,040 during 2012.

8.    Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. Therefore, fair value measurement is determined based on the assumptions that market participants would use in pricing the asset. As a basis for considering market participant assumptions in fair value measurements, the Plan uses a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from independent sources (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the Plan’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). The three levels of inputs used to measure fair value are as follows:

• Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

• Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3 - Unobservable inputs for the asset or liability, which are typically based on the Plan’s own assumptions, as there is little, if any, related market activity.

The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The availability of observable market data is monitored to assess the appropriate classifications of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2012, there were no significant transfers in or out of levels 1, 2 or 3.

Regency Centers 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2012 and 2011

Plan Investments

Money market funds

The assets held in money market funds are valued at the net asset value (NAV) of the underlying funds. The NAV of money market funds are based on quoted prices in an active market and have been classified within Level 1.

Common/collective trusts

The investments held in common/collective trusts are valued at the NAV of the underlying funds. The NAV of common/collective trusts are based on observable inputs other than quoted prices and have been classified within Level 2.

Mutual funds

Shares of mutual funds are valued at the NAV of shares held by the Plan at December 31, 2012. The NAV of the mutual funds are based on quoted prices in active markets and have been classified within Level 1.

Self-directed accounts

The investments held in self-directed accounts are shares of money market funds and mutual funds valued at the NAV of shares held by the Plan at December 31, 2012. The NAV of the money market funds and mutual funds are based on quoted prices in active markets and have been classified within Level 1.

Regency Centers Corporation Common Stock Fund

Equity securities directly held by the Plan consist of common stock of the Company with quoted prices in active markets and have been classified within Level 1.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investments measured at fair value as of December 31, 2012 and 2011:

	Investments at Fair Value as of December 31, 2012
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds:
Equity funds	24,328,492	—	—	24,328,492
Balanced funds	7,619,953	—	—	7,619,953
Fixed funds	3,653,667	—	—	3,653,667
Total mutual funds	35,602,112	—	—	35,602,112
Common/collective trusts:
Collective trust fund- Stable Return	—	6,954,061	—	6,954,061
Collective trust fund- S&P 500 Midcap Index	—	2,781,263	—	2,781,263
Total common/collective trusts	—	9,735,324	—	9,735,324
Regency Centers Corporation Common Stock	5,858,228	—	—	5,858,228
Self-directed accounts	910,290	—	—	910,290
Money market funds	127,770	—	—	127,770
Total investments	42,498,400	9,735,324	—	52,233,724

Regency Centers 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2012 and 2011

	Investments at Estimated Fair Value as of December 31, 2011
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds:
Equity funds	20,769,840	—	—	20,769,840
Balanced funds	6,465,324	—	—	6,465,324
Fixed funds	3,364,283	—	—	3,364,283
Total mutual funds	30,599,447	—	—	30,599,447
Common/collective trusts:
Collective trust fund- Stable Return	—	6,600,493	—	6,600,493
Collective trust fund- S&P 500 Midcap Index	—	2,455,856	—	2,455,856
Total common/collective trusts	—	9,056,349	—	9,056,349
Regency Centers Corporation Common Stock	5,039,064	—	—	5,039,064
Self-directed accounts	495,095	—	—	495,095
Money market funds	136,949	—	—	136,949
Total investments	36,270,555	9,056,349	—	45,326,904

REGENCY CENTERS 401(k) PROFIT SHARING PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

Description		Units/Shares	Current Value
Money market funds:
*	Wells Fargo Advantage Treasury Plus Institutional Money Market Fund	127,770	$127,770
Common/collective trusts:
*	Wells Fargo Collective Stable Return Fund (N35)	142,456	6,758,013
*	Wells Fargo Collective S&P Midcap Index (N35)	32,984	2,781,263
Mutual funds:
	American Funds Europacific Growth (R4)	70,850	2,868,009
	American Funds New Perspective (R4)	141,546	4,379,440
	Baron Small Cap	65,294	1,712,019
	Fidelity Balanced Fund	168,819	3,406,773
	Goldman Sachs Small Cap Value (Instl)	37,602	1,674,430
	Invesco Real Estate (A)	76,736	1,873,885
	John Hancock Disciplined Value Mid-Cap	137,614	1,830,271
	Mainstay Large Cap Growth (I)	362,436	2,892,238
	MFS Value (R3)	112,709	2,849,286
	T. Rowe Price Midcap Growth	15,222	859,559
*	Wells Fargo Advantage - Dow Jones Target Today (I)	3,731	41,335
*	Wells Fargo Advantage - Dow Jones Target 2010 (I)	20,321	271,895
*	Wells Fargo Advantage - Dow Jones Target 2020 (I)	62,706	909,232
*	Wells Fargo Advantage - Dow Jones Target 2030 (I)	73,032	1,093,296
*	Wells Fargo Advantage - Dow Jones Target 2040 (I)	62,707	1,032,785
*	Wells Fargo Advantage - Dow Jones Target 2050 (INST)	93,373	864,637
*	Wells Fargo Advantage Index (Admin)	71,900	3,389,355
*	Wells Fargo Advantage Core Bond Fund (Admin)	283,230	3,653,667
Other:
	Self directed funds	229,533	910,290
*	Regency Centers Corporation common stock	124,367	5,858,228
*	Participant loans (86 participant loans with interest rates ranging from 4.25% to 8.75% and maturity dates ranging from January 2013 to October 2026)		818,770
	Total		$52,856,446

*	Party-in-interest to the Plan
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 24, 2013	REGENCY CENTERS CORPORATION

	By:	/s/ J. Christian Leavitt
J. Christian Leavitt, Senior Vice President and Treasurer (Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm